Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 29, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10976
Cboe Vest International Buffered 20 Portfolio
(the “Trust”)
CIK No. 0001981578 File No. 333-273920

Dear Mr. Cowan:

We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.       In connection with Comment 1 of the Trust’s prior correspondence dated September 21, 2023, please consider revising the disclosure to clarify the impact of the Trust’s annual operating expenses on the cap and buffer.

Response:       In response to the Staff’s comment, the Trust’s prospectus will be revised throughout to clarify that the “after expenses” amounts disclosed reflect the deduction of the Trust’s annual operating expenses as well as all other applicable shareholder fees and expenses. All narrative disclosure related to such “after” amounts will be revised accordingly.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon